Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IT CONTAINS PROPOSALS RELATING TO THE COMPANY ON WHICH YOU ARE BEING ASKED TO VOTE. If you are in any doubt about the action to be taken, you are recommended to immediately seek your own personal financial advice from an appropriately qualified adviser licensed pursuant to the Protection of Investors (Bailiwick of Guernsey) Law, 2020 (as amended) if you are in the Bailiwick of Guernsey, or from another appropriately authorised independent financial adviser if you are in a territory outside the Bailiwick of Guernsey.

If you have sold or transferred all of your Shares in the Company, please forward this document without delay to the purchaser, or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

The Board encourages all Shareholders to appoint David Levy and Thomas Russell, and each of them, as proxies, as early as possible in order to vote on the matters being considered at the AGM. All votes on the Resolutions contained in the Notice of AGM will be held by poll. Updates on any changes to the proceedings of the AGM will be published on WWW.GENIUSSPORTS.COM. Should the situation change, the Company will announce, via press release that will be furnished on a Form 6-K to the Securities and Exchange Commission, any change in the arrangements which it feels would be reasonable and practical to implement.

GENIUS SPORTS LIMITED

(Guernsey company number 68277)

(the “Company”)

Notice of the 2023 Annual General Meeting (the “AGM”)

To be held at 601 Lexington Avenue, New York, NY 10022, United States

at 8:00 a.m. EST on December 6, 2023, which can be joined by Shareholders electronically as set out herein.

The definitions used in this document are set out on page 9.

This document should be read as a whole. Your attention is drawn to the letter from the Chair of the Company which is set out on page 5 of this document and which recommends you vote, as applicable, in favour of each of the Resolutions to be proposed at the AGM. Your attention is also drawn to the section entitled “Action to be Taken by Shareholders” on page 3 of this document.

The Resolutions described in this document are conditional on Shareholder approval at the AGM.

The Notice convening the AGM is set out on page 10 of this document.

To be valid, the Form of Proxy set out on page 13 of this document should be completed and returned to the Company Secretary as soon as possible and, in any event, if returned in the postage-paid envelope, so as to arrive not later than 48 hours (excluding any part of a day that is not a Business Day) before the AGM or, if submitted electronically, no later than 11:59 p.m. (EST) on December 5, 2023.

CONTENTS

Letter from the Chair	Page 5
Definitions	Page 9
Notice of AGM	Page 10
Form of Proxy	Page 13

EXPECTED TIMETABLE OF EVENTS

Latest time and date for receipt of Forms of Proxy for the AGM if returned in the postage-paid envelope	8:00 a.m. on December 4, 2023
Latest time and date for receipt of Forms of Proxy for the AGM if submitted electronically	11:59 p.m. on December 5, 2023
AGM	8:00 a.m. on December 6, 2023

Note: All references to time in this document are to Eastern Standard Time.

ACTION TO BE TAKEN BY SHAREHOLDERS

In relation to the AGM:

ALL SHAREHOLDERS ARE RECOMMENDED TO COMPLETE AND RETURN THEIR FORMS OF PROXY TO INDICATE HOW THEY WISH TO VOTE IN RELATION TO THE PROPOSALS. COMPLETION AND RETURN OF THE FORMS OF PROXY WILL NOT AFFECT A SHAREHOLDER’S RIGHT TO ATTEND AND VOTE AT THE AGM.

A Shareholder who is entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote and speak at the AGM instead of that Shareholder, provided that each proxy is appointed to exercise the rights attached to a different Share or Shares held by the Shareholder. A proxy need not be a Shareholder.

Shareholders are requested to complete and return their Forms of Proxy for the AGM as soon as possible and, in any event, if returned in the postage-paid envelope, so as to arrive not later than 48 hours (excluding any part of a day that is not a Business Day) before the AGM or, if submitted electronically, no later than 11:59 p.m. (EST) on December 5, 2023. Where a Shareholder being a body corporate wishes to attend and vote at the AGM, an appropriate letter of representation and suitable identification of the person nominated to represent the body corporate must be presented before the AGM commences.

A list of Shareholders entitled to vote at the AGM as at the Record Date (being October 27, 2023) will be available for inspection during ordinary business hours by any Shareholder at least 10 days prior to the AGM.

You will find on page 13 of this document a Form of Proxy for use at the AGM. Shareholders are urged to return their relevant Forms of Proxy and to vote in favour of the Resolutions.

We note that, as we are a foreign private issuer, as defined by the rules of the SEC, we are exempt from the rules and regulations under the Exchange Act and the NYSE related to the furnishing and content of proxy statements. In addition, as a foreign private issuer, we are generally not required to follow the voting requirements applicable to U.S. domestic issuers under the NYSE rules.

You are asked to complete the Form of Proxy in accordance with the instructions printed thereon and if returned in the postage-paid envelope, so as to be received by the Company Secretary not later than 8:00 a.m. on December 4, 2023 or, if submitted electronically, no later than 11:59 p.m. (EST) on December 5, 2023.

Asking questions at the AGM

The Company recognises the importance of being able to answer Shareholders’ questions. Shareholders are invited to email COSEC@GENIUSSPORTS.COM, with any questions relating to the business of the AGM which they would like to have considered. The Company requests that questions be submitted by December 4, 2023 at the latest. The Company will attempt to answer as many Shareholders’ questions as it can in advance of the AGM. If the Company receives a large number of questions on similar topics, it may group those questions and respond to them generally. Shareholders may also ask questions through the electronic meeting facilities.

Electronic meeting

Shareholders may attend the meeting electronically by accessing the CST Proxy AGM website at HTTPS://WWW.CSTPROXY.COM/GENIUSSPORTS/2023 or via telephone access (listen-only) using the following details:

•	Within the U.S. and Canada: 1 800-450-7155 (toll-free); or

•	Outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply).

•	Conference ID: 7652834#

Accessing the CST Proxy website

The CST Proxy AGM website can be accessed online using most well-known internet browsers such as Internet Explorer (not compatible with versions 10 and below), Chrome, Firefox and Safari on a PC, laptop or internet-enabled device such as a tablet or smartphone. If you wish to access the AGM using this method, please visit HTTPS://WWW.CSTPROXY.COM/GENIUSSPORTS/2023 on the day.

Logging in

On accessing the AGM website, you will be asked to enter a Meeting ID, which is 7652834#. You will then be prompted to enter your unique 12 digit Investor Code (IVC) including any leading zeros, and ‘PIN’. Your PIN is the last 4 digits of your IVC. This will authenticate you as a shareholder.

Your IVC can be found on your share certificate, proxy card or you can also obtain this by contacting the contacting the Company’s transfer agent, Continental Stock Transfer and Trust, by calling +1-917-262-2373.

Access to the meeting via the website will be available from 7:45 a.m. on December 6, 2023. However, please note that your ability to vote will not be enabled until the Chair formally declares the poll open.

Audio broadcast

The electronic meeting will be broadcast in audio format only. Once logged in, and at the commencement of the meeting, you will be able to listen to the proceeding of the meeting on your device and to speak.

Requirements

An active internet connection is required at all times to listen to the audiocast. It is the user’s responsibility to ensure you remain connected for the duration of the meeting.

Questions

If you have questions about the Proposals or if you need additional copies of this proxy statement or the enclosed proxy card you should contact the Company’s proxy solicitor:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Individuals call toll-free: +1 (800) 662-5200

Banks and brokers call: +1 (203) 658-9400

Email: GENI.INFO@INVESTOR.MORROWSODALI.COM

PART 1

LETTER FROM THE CHAIR

GENIUS SPORTS LIMITED

(Guernsey company number 68277)

(the “Company”)

Directors	Registered office

Albert Costa Centena	PO Box 656 East Wing, Trafalgar Court Les Banques St Peter Port Guernsey GY1 3PP
Kimberly Ann Bradley
Daniel Burns
Gabriele Cipparrone
Kenneth J. Kay
David Ruben Levy
Niccolo McLeod De Masi
Roxana Mirica
Mark Locke

November 6, 2023

Dear Shareholder,

Notice Convening the 2023 Annual General Meeting of the Company

I am pleased to write to you with details of the AGM of the Company, which is being held at 601 Lexington Avenue, New York, NY 10022, United States at 8:00 a.m. EST on December 6, 2023, which can be joined by Shareholders electronically as set out herein.

The purpose of this letter is to explain the business to be considered at the AGM.

The AGM will therefore consider and, if thought fit, adopt the following Resolutions:

1.

an ordinary resolution that the annual report, the audited financial statements, the Directors’ report, and the Auditor’s report for the financial year ended December 31, 2022 be received and approved;

2.

an ordinary resolution seeking approval of the re-appointment of David Levy as a Class II Director of the Company for a term of three years that expires at the third annual general meeting of the Company’s shareholders following such election and until he ceases to serve in his office in accordance with the Company’s Amended and Restated Articles of Incorporation or any law, whichever is earlier;

3.

an ordinary resolution for the re-appointment of WithumSmith+Brown, PC as Auditor of the Company with respect to its accounts filed with the U.S. Securities and Exchange Commission (“SEC”) from the end of the AGM until the completion of the SEC audit for the financial year ended December 31, 2023;

4.

an ordinary resolution for the re-appointment of BDO LLP as Auditor of the Company with respect to its Guernsey statutory accounts from the end of the AGM until the end of the next annual general meeting of the Company;

5.	an ordinary resolution authorising the Directors of the Company to determine the remuneration of each Auditor;

6.

an ordinary resolution that the Company be and is hereby generally and unconditionally authorised, in accordance with section 315 of the Companies (Guernsey) Law, 2008 (as amended) (the “Companies Law”), subject to all applicable legislation and regulations, to make market acquisitions (within the meaning of section 316 of the Companies Law) of its own Shares, on such terms and in such manner as the Directors may from time to time determine and which may be cancelled or held as treasury shares in accordance with the Companies Law, provided that:

a.

the maximum aggregate number of Shares authorised to be purchased under this authority shall not exceed 14.99% of the Shares in issue (excluding Shares held in treasury) as at the date this resolution is passed;

b.	the minimum price (exclusive of expenses) which may be paid for a Share shall be 1% of the average market value of a Share for the three Business Days prior to the day the purchase is made;

c.

the maximum price (exclusive of expenses) which may be paid for a Share shall be not more than 110% of the average market value of a Share for the three Business Days prior to the day the purchase is made; and

such authority shall expire on the date which is 15 months from the date of passing of this resolution or, if earlier, at the end of the annual general meeting of the Company to be held in 2024 (unless previously renewed, revoked or varied by the Company by ordinary resolution), save that the Company may make a contract to acquire Shares under this authority before its expiry, which will or may be executed wholly or partly after its expiration and the Company may make an acquisition of Shares pursuant to such a contract.

Director Appointment Resolutions

The term of office of David Levy will expire immediately following the close of this AGM. It is proposed that David Levy be re-appointed as a Class II Director of the Company for a term of three years that expires at the third annual general meeting of the Company’s shareholders following such election and until he ceases to serve in his office in accordance with the Company’s Amended and Restated Articles of Incorporation or any law, whichever is earlier. He has confirmed that he is able to dedicate sufficient time to fulfil his obligations as a Director.

David Levy’s biographical information, including his principal occupation, business experience, qualifications and other information is as follows:

David Levy has been the Chair of Genius Sports Limited’s Board of Directors since the Company’s listing in 2021. Since November 2022, Mr. Levy has served as Chief Executive Officer and Co-Founder of Horizon Sports & Experiences, a sports media and marketing firm. Since May 2020, Mr. Levy has been a senior advisor for Arctos Partners, a private equity company focusing on passive investments in professional sports teams. From

May 2015 through to October 2022, Mr. Levy served as a director of Audacy, Inc. (f/k/a Entercom Communications Corp.). From 2013 through March 2019, Mr. Levy served as President of Turner Broadcasting System, Inc. where he oversaw all creative and business activity of the Turner signature entertainment networks TBS, TNT, Turner Classic Movies, truTV, Cartoon Network, Boomerang and Adult Swim, and their digital brand extensions, as well as Turner Sports. Mr. Levy had previously served as President, Sales, Distribution and Sports for Turner since 2003. Mr. Levy has a B.S. from Syracuse University – Martin J. Whitman School of Management. Mr. Levy’s qualifications to serve on Genius Sports’ Board of Directors include his extensive leadership experience and track record in the global sports and media industries.

The terms of office of Albert Costa Centena and Niccolo de Masi will also expire at the end of this AGM. Mr. Costa Centena and Mr. de Masi will not seek re-appointment as a Director of the Company. Roxana Mirica will also be stepping down from the Board of Directors of the Company on December 6, 2023.

AGM

Set out on page 10 of this document is a Notice convening the AGM to be held at 8:00 a.m. on December 6, 2023 at 601 Lexington Avenue, New York, NY 10022, United States, which can be joined by Shareholders electronically as set out herein.

The quorum for the AGM is at least two Shareholders present in person or represented by proxy holding in aggregate not less than a simple majority of all voting share capital in the Company in issue. If, within fifteen minutes after the time appointed for the AGM, a quorum is not present, then the AGM will stand adjourned for seven days at the same time and place.

The agenda for the AGM will be as follows:

1.	appointment of Chair of the Meeting;

2.	to lay before the AGM and to consider the annual report, the audited financial statements, the Directors’ report, and the Auditor’s report for the financial year ended December 31, 2022; and

3.	to consider and, if thought fit, pass the Resolutions set out in the Notice.

You are reminded to take professional advice from an appropriately qualified person. Please also ensure that you have read and understood the terms and conditions set out in this circular.

Action to be taken

Please see the instructions on page 3 of this document.

Recommendation

The Board considers the passing of the Resolutions to be in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board unanimously recommends that Shareholders vote in favour of the Resolutions proposed at the AGM. Certain of the Directors own Shares in the Company, and all of the Directors who hold Shares intend to vote all of their Shares in favour of the Resolutions.

Yours sincerely,

/s/ David Levy

David Levy

Chair of the Board of Directors

PART 2

ADDITIONAL INFORMATION

Documents available for Inspection

Copies of the following documents are available for inspection on the Company’s website WWW.GENIUSSPORTS.COM:

1.	the Directors’ Report, the Annual Report and the Accounts filed on Form 20-F for the year ended December 31, 2022 and the Auditor’s Report;

2.	the current Memorandum and Articles of Incorporation of the Company;

3.	the Company’s 2022 statutory accounts as approved on September 29, 2023;

4.	any of our public filings with the SEC; and

5.	this document.

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

“AGM”	the 2023 annual general meeting of the Company to be held at 8:00 a.m. on December 6, 2023, or any adjournment thereof
“Articles”	the amended and restated articles of incorporation of the Company, as in force on the date of this document
“Auditor”	means the duly appointed auditor or auditors of the Company (or any of them)
“Board” or “Directors”	the directors of the Company
“Business Day”	means a day, excluding Saturdays or Sundays, on which banks in New York and Guernsey are open for general banking business throughout their normal business hours
“Chair”	David Levy
“Companies Law”	the Companies (Guernsey) Law, 2008 (as amended)
“Company”	Genius Sports Limited (Guernsey company number 68277)
“Company Secretary”	Thomas Russell (solicitor: England and Wales);
“EST”	Eastern Standard Time
“Exchange Act”	United States Securities Exchange Act of 1934, as amended
“Form of Proxy”	the form of proxy set out on page 13 of this document for use by Shareholders in connection with the AGM
“Memorandum”	the amended and restated memorandum of incorporation of the Company
“Notice”	the notice of the AGM set out on page 10 of this document
“NYSE”	the New York Stock Exchange
“Record Date”	at the close of business on October 27, 2023, being the record date for the determination of Shareholders that shall be entitled to receive notice of, and to attend and vote at, the AGM in accordance with article 15.2 of the Articles
“Register”	the register of Shareholders of the Company kept pursuant to the Companies Law
“Resolutions”	the resolutions to be proposed at the AGM as set out in the Notice
“Shareholder”	a registered holder of shares in the Company
“Shares”	the shares in the Company

GENIUS SPORTS LIMITED

(Guernsey company number 68277)

(the “Company”)

NOTICE OF THE 2023 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of the Company (the “AGM”) will be held at 601 Lexington Avenue, New York, NY 10022, United States at 8:00 a.m. EST on December 6, 2023 for the purpose of considering, and if thought fit, adopting the following resolutions:

ORDINARY RESOLUTIONS

1.	To receive and approve the annual report, the audited financial statements, the Directors’ report, and the auditor’s report for the financial year ended December 31, 2022.

2.

To approve the re-appointment of David Levy as a Class II Director of the Company for a term of three years that expires at the third annual general meeting of the Company’s shareholders following such election and until he ceases to serve in his office in accordance with the Company’s Amended and Restated Articles of Incorporation or any law, whichever is earlier.

3.

To re-appoint WithumSmith+Brown, PC as Auditor of the Company with respect to its accounts filed with the U.S. Securities and Exchange Commission (“SEC”) from the end of the AGM until the completion of the SEC audit for the financial year ended December 31, 2023;

4.

To re-appoint BDO LLP as Auditor of the Company with respect to its Guernsey statutory accounts from the end of this annual general meeting until the end of the next annual general meeting of the Company in accordance with section 257(4) of the Companies (Guernsey) Law, 2008, as amended (the “Companies Law”).

5.	To authorise the Directors of the Company to determine the remuneration of the Auditors in accordance with section 259(a)(ii) of the Companies Law.

6.

That the Company be and is hereby generally and unconditionally authorised, in accordance with section 315 of the Companies Law, subject to all other applicable legislation and regulations, to make market acquisitions (within the meaning of section 316 of the Companies Law) of its own Shares (as defined in the Company’s Articles of Incorporation) (the “Shares”), on such terms and in such manner as the Directors may from time to time determine and which may be cancelled or held as treasury shares in accordance with the Companies Law, provided that:

a.

the maximum aggregate number of Shares authorised to be purchased under this authority shall not exceed 14.99% of the Shares in issue (excluding Shares held in treasury) as at the date this resolution is passed;

b.	the minimum price (exclusive of expenses) which may be paid for a Share shall be 1% of the average market value of a Share for the three Business Days prior to the day the purchase is made;

c.

the maximum price (exclusive of expenses) which may be paid for a Share shall be not more than 110% of the average market value of a Share for the three Business Days prior to the day the purchase is made; and

such authority shall expire on the date which is 15 months from the date of passing of this resolution or, if earlier, at the end of the annual general meeting of the Company to be held in 2024 (unless previously renewed, revoked or varied by the Company by ordinary resolution) save that the Company may make a contract to acquire Shares under this authority before its expiry which will or may be executed wholly or partly.

If this meeting should be adjourned on the basis that there is not a quorum of Shareholders of the Company, in person or by proxy, the adjourned meeting will stand adjourned for seven days at the same time and place.

By order of the Board
Registered Office
PO Box 656
East Wing, Trafalgar Court
Thomas Russell	Les Banques
Chief Legal Officer	St Peter Port
Date: November 6, 2023	Guernsey
GY1 3PP

NOTES:

1.

A Shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote instead of him. The proxy need not be a Shareholder in the Company. To be effective, a Form of Proxy, and any power of attorney or other authority under which it is signed (or a copy of any such authority certified notarially), must be completed, signed, marked, dated and returned in the postage-paid envelope provided not less than 48 hours (excluding any part of a day that is not a Business Day) before the time appointed for holding the AGM or adjourned meeting at which the person named in the instrument proposes to vote or, if submitted electronically, no later than 11:59 p.m. (EST) on December 5, 2023.

2.

A Form of Proxy for use at the AGM and which will remain valid for any adjournment thereof is enclosed. The appointment of a proxy will not prevent a member from subsequently attending and voting at the meeting in person.

3.	The quorum for the AGM is at least two Shareholders present in person or represented by proxy holding in aggregate not less than a simple majority of all voting share capital in the Company in issue.

4.	To be passed: ordinary resolutions require the approval of a simple majority of the votes cast in favour of each such ordinary resolution.

5.

If within 15 minutes from the time appointed for the AGM a quorum of Shareholders is not present then the meeting shall stand adjourned for seven days at the same time and place, or such other time or place as is determined by the Directors.

6.	Once passed by the requisite majority, the Resolutions will be binding on all Shareholders, irrespective of how or whether they have voted.

FORM OF PROXY FOR SHAREHOLDERS

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet QUICK EASY IMMEDIATE 24 Hours a Day, 7 Days a Week or by Mail GENIUS SPORTS LIMITED Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on December 5, 2023. INTERNET www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting If you plan to attend the annual general meeting virtually or in person, you will need your 12 digit control number to vote electronically at the annual general meeting. To attend: https://www.cstproxy.com/geniussports/2023 MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope provided. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED GENIUS SPORTS LIMITED ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 6, 2023 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned appoints David Levy and Thomas Russell, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of Genius Sports Limited held of record by the undersigned at the close of business on October 27, 2023 at the Annual General Meeting of Shareholders of Genius Sports Limited to be held at the offices of Kirkland & Ellis LLP at 601 Lexington Avenue, New York, New York 10022 and virtually at: https://www.cstproxy.com/geniussports/2023 on December 6, 2023 at 8:00 a.m. or at any adjournment or postponement thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSALS 1 THROUGH 6, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY. (Continued, and to be marked, dated and signed, on the other side)

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Shareholders The 2023 Proxy Statement and the 2023 Annual Report to Shareholders are available at: https://www.cstproxy.com/geniussports/2023 PROXY CARD THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EACH OF THE PROPOSALS. Please mark your votes like this 1. an ordinary resolution that the annual report, the audited financial statements, the Directors report, and the Auditors report for the financial year ended December 31, 2022 be received and approved; FOR AGAINST ABSTAIN 2. an ordinary resolution seeking approval of the re-appointment of David Levy as a Class II Director of the Company for a term of three years that expires at the third annual general meeting of the Companys shareholders following such election and until he ceases to serve in his office in accordance with the Companys Amended and Restated Articles of Incorporation or any law, whichever is earlier; FOR AGAINST ABSTAIN 3. an ordinary resolution for the re-appointment of WithumSmith+Brown, PC as Auditor of the Company with respect to its accounts filed with the U.S. Securities and Exchange Commission (SEC) from the end of the AGM until the completion of the SEC audit for the financial year ended December 31, 2023; FOR AGAINST ABSTAIN 4. an ordinary resolution for the re-appointment of BDO LLP as Auditor of the Company with respect to its Guernsey statutory accounts from the end of the AGM until the end of the next annual general meeting of the Company; FOR AGAINST ABSTAIN 5. an ordinary resolution authorising the Directors of the Company to determine the remuneration of each Auditor; FOR AGAINST ABSTAIN 6. an ordinary resolution that the Company be and is hereby generally and unconditionally authorised, in accordance with section 315 of the Companies (Guernsey) Law, 2008 (as amended) (the Companies Law), subject to all applicable legislation and regulations, to make market acquisitions (within the meaning of section 316 of the Companies Law) of its own Shares, on such terms and in such manner as the Directors may from time to time determine and which may be cancelled or held as treasury shares in accordance with the Companies Law, provided that: FOR AGAINST ABSTAIN a. the maximum aggregate number of Shares authorised to be purchased under this authority shall not exceed 14.99% of the Shares in issue (excluding Shares held in treasury) as at the date this resolution is passed; b. the minimum price (exclusive of expenses) which may be paid for a Share shall be 1% of the average market value of a Share for the three Business Days prior to the day the purchase is made; c. the maximum price (exclusive of expenses) which may be paid for a Share shall be not more than 110% of the average market value of a Share for the three Business Days prior to the day the purchase is made; and such authority shall expire on the date which is 15 months from the date of passing of this resolution or, if earlier, at the end of the annual general meeting of the Company to be held in 2024 (unless previously renewed, revoked or varied by the Company by ordinary resolution), save that the Company may make a contract to acquire Shares under this authority before its expiry, which will or may be executed wholly or partly after its expiration and the Company may make an acquisition of Shares pursuant to such a contract. CONTROL NUMBER Signature Signature, if held jointly Date , 2023 Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.